# SEC Schedule 13D/A (Amendment No. 34) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BARNWELL INDUSTRIES, INC., CIK 0000010048
CUSIP: 068221100
Title of class of securities: Common Stock, par value $0.50 per share
Address of issuer's principal executive offices: 1100 ALAKEA ST., SUITE 500, HONOLULU, Hawaii (HI), 96813
Date of event which requires filing of this statement: 01/21/2025
Amends the filing with accession number 0001193125-13-254173
Filed by CIK 0000902749
Persons authorized to receive notices and communications: Ned L. Sherwood, 151 Terrapin Point, Vero Beach, Florida (FL), 32963, (772) 257-6658

## Reporting persons
- Ned L. Sherwood (CIK 0000902749): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,006,033.13; sole dispositive power 0; shared dispositive power 3,006,033.13; aggregate amount beneficially owned 3,006,033.13 (29.9% of the class)
  Comment: * Includes (i) 2,767,995.138 shares of Common Stock held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 238,038 shares of Common Stock held by the Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the sole trustee and beneficiary. Ned L. Sherwood disclaims beneficial ownership of such Common Stock except to the extent of his pecuniary interest therein.
- MRMP-Managers LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,767,995.13; sole dispositive power 0; shared dispositive power 2,767,995.13; aggregate amount beneficially owned 2,767,995.13 (27.53% of the class)
- Ned L. Sherwood Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 238,038; sole dispositive power 0; shared dispositive power 238,038; aggregate amount beneficially owned 238,038 (2.37% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.50 per share
Name of issuer: BARNWELL INDUSTRIES, INC.
Address of issuer's principal executive offices: 1100 ALAKEA ST., SUITE 500, HONOLULU, Hawaii (HI), 96813
Comment: This Amendment No. 34 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 34") amends the Statement of Beneficial Ownership on Schedule 13D filed by Ned L. Sherwood on June 11, 2013 (as amended by the Reporting Persons, the "Schedule 13D" or this "Statement"). Except as amended and supplemented by this Amendment No. 34, the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented as follows:

On January 21, 2023, MRMP-Managers LLC, the Ned L. Sherwood Revocable Trust and Ned L. Sherwood (also referred to as the "Reporting Persons") entered into a cooperation and support agreement (the "Agreement") with Alex Kinzler ("Kinzler") and Barnwell Industries, Inc. (the "Company"). The standstill provisions in the Agreement were set to expire in approximately early February 2025, ten days prior to the due date for shareholder nominations. The prohibitions in the Agreement regarding the ability of the Reporting Persons to purchase additional shares of Common Stock expires as of the date of the filing of this Amendment No. 34.

As previously reported in Amendment No. 33, the Reporting Persons proposed certain amendments to the Agreement to the Board of Directors (the "Board") of the Company in order to avoid a costly proxy fight, including proposals regarding directors to be nominated to the Board. In addition to such proposed director nominations, the Reporting Persons offered to extend the existing Agreement and offered to purchase any additional shares directly from the Company rather than in open market purchases. Certain proposals were put forth by the Reporting Persons on December 5, 2024 ("December 5 Proposal") and December 16, 2024 ("December 16 Proposal").

On December 9, 2024 ("December 9 Communication"), the Reporting Persons received confirmation of its December 5 Proposal along with questions, and such confirmation indicated a "Special Committee of the Board" had been appointed. The Reporting Persons were informed that Mr. Grossman and Mr. Horowitz were the members of the "Special Committee."

The communication back to the Board responded to the Board's questions in good faith and requested additional information regarding the purpose or necessity of the "Special Committee" referenced in the December 9 Communication. After an additional follow-up on December 11, 2024, the "Special Committee" communicated that such a committee was permissible because it was ad hoc in nature and had no executive authority (i.e., that it was essentially powerless).

After receiving no feedback from the Board regarding the December 5 Proposal, the Reporting Persons submitted the December 16 Proposal.

Despite prior questions and representations received regarding the power of the "Special Committee," the presence and "authority" of the "Special Committee" continued to be asserted when the Reporting Persons received an outright rejection of the December 16 Proposal without including the full Board on its communication. Moreover, the supposed "rejection" of the December 16 Proposal by the "Special Committee" purports to be an exercise of power reserved to the Company's Board by a "Special Committee" that had previously represented it lacked executive authority.

The Reporting Persons sent a letter to the Board inquiring, among other things, as to the authority granted to the Special Committee. On January 17, 2025, legal counsel (Mr. Grossman's brother from Skadden, Arps) contacted counsel to the Reporting Persons confirming that Skadden, Arps had been retained by the "Special Committee."

As a result of the actions of the "Special Committee" and its clear material breach of the Agreement, counsel for the Reporting Persons sent a letter to the Board on January 21, 2025 ("January 21 Communication") informing the Board of the material breach. Under the terms of the Agreement, a material breach that is incapable of being cured terminates the Agreement. As a result of the termination, the Reporting Persons are also no longer obligated to the terms of the Agreement. In addition to communicating the breach of the Agreement, the January 21 Communication made a books and records request under Section 220 of the Delaware General Corporation Law.

As a result of this series of events, the Reporting Persons sent an open letter to shareholders of the Company. A copy of this letter is filed hereto as Exhibit 99.1.

Given restrictions under the Agreement have lifted as of the date of filing of this Amendment No. 34 and given the Agreement has been terminated as a result of a material breach by the Company and the Board of its terms, a material breach that is not capable of being cured, the Reporting Persons are free to purchase additional shares of Common Stock. The Reporting Persons hereby affirm that they have no current intent to engage in a control transaction.

To the extent the Company continues to refuse nomination of directors proposed by the Reporting Persons, Ned L. Sherwood, MRMP-Managers LLC and Ned L. Sherwood Revocable Trust intend to make a filing with the SEC of a proxy statement and accompanying proxy card to solicit votes for the election of director nominees at the next annual meeting of shareholders of Barnwell Industries, Inc.

Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the beneficiary and the trustee, holds 238,038 shares of common stock of Barnwell, and MRMP-Managers LLC, of which Mr. Sherwood is the Chief Investment Officer, holds 2,767,995.138 shares of common stock of Barnwell. Mr. Sherwood is deemed to beneficially own all of these shares. Ned L. Sherwood, NLS Advisory Group, Inc., MRMP-Managers LLC and their nominees to the Barnwell board will be the participants in this proxy solicitation. Information regarding the participants and their interests in the solicitation will be included in their proxy statement and other materials filed with the SEC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Sherwood beneficially owns in the aggregate 3,006,033.138 shares of Common Stock, which represents approximately 29.90% of the Company's outstanding shares of Common Stock.

Each percentage ownership of Common Stock set forth in this Statement is based on the 10,053,534 shares of Common Stock reported by the Company as outstanding as of December 13, 2024 in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 17, 2024.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 32 on May 31, 2024.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Information set forth in Item 4 above is hereby incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Open Letter to Shareholders, dated as of January 21, 2025

## Signatures
- Ned L. Sherwood: /s/ Ned L. Sherwood, NED L. SHERWOOD (01/21/2025)
- MRMP-Managers LLC: /s/ Ned L. Sherwood, Ned L. Sherwood/Chief Investment Officer (01/21/2025)
- Ned L. Sherwood Revocable Trust: /s/ Ned L. Sherwood, Ned L. Sherwood/Trustee (01/21/2025)